SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                          Bay View Capital Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    07262L101
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                                 (CUSIP Number)

                                 Wayne R. Knyal

                 1888 Century Park East, Los Angeles, CA 90067
                                  800-611-3622
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 1999
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

                                  SCHEDULE 13D
CUSIP No. 07262L101

                  1.        NAME OF REPORTING PERSON
                            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            Wayne L. Knyal
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                  2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF
                            A GROUP  (a)  ----
                                     (b)
                                          ----
--------------------------------------------------------------------------------
                  3.        SEC USE ONLY
--------------------------------------------------------------------------------
                  4.        SOURCE OF FUNDS

                            OO
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                  5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  __
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                  6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
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                  7.        SOLE VOTING POWER

NUMBER OF                   3,237,422
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.        SHARED VOTING POWER
OWNED BY
EACH REPORTING              0
PERSON WITH       --------------------------------------------------------------
                  9.        SOLE DISPOSITIVE POWER

                            3,237,422
                  --------------------------------------------------------------
                  10.       SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
                  11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                            EACH REPORTING PERSON

                            3,237,422
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                  12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                            (11) EXCLUDES CERTAIN  SHARES   __
--------------------------------------------------------------------------------
                  13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                            ROW (11)

                            9.9%
--------------------------------------------------------------------------------
                  14.       TYPE OF REPORTING PERSON

                            IN
--------------------------------------------------------------------------------


                                     2 of 6

CUSIP No. 07262L101

                  1.        NAME OF REPORTING PERSON
                            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            FLRT, Inc.
--------------------------------------------------------------------------------
                  2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF
                            A GROUP  (a)  ----
                                     (b)
                                          ----
--------------------------------------------------------------------------------
                  3.        SEC USE ONLY
--------------------------------------------------------------------------------
                  4.        SOURCE OF FUNDS

                            OO
--------------------------------------------------------------------------------
                  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) __
--------------------------------------------------------------------------------
                  6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                            California
--------------------------------------------------------------------------------

                  7.        SOLE VOTING POWER

NUMBER OF                   3,237,422
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.        SHARED VOTING POWER
OWNED BY
EACH REPORTING              0
PERSON WITH       --------------------------------------------------------------
                  9.        SOLE DISPOSITIVE POWER

                            3,237,422
                  --------------------------------------------------------------
                  10.       SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
                  11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                            EACH REPORTING PERSON

                            3,237,422
--------------------------------------------------------------------------------
                  12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                            (11) EXCLUDES CERTAIN  SHARES   __
--------------------------------------------------------------------------------
                  13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                            ROW (11)

                            9.9%
--------------------------------------------------------------------------------
                  14.       TYPE OF REPORTING PERSON

                            CO
--------------------------------------------------------------------------------


                                     3 of 6

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Item 1. Security and Issuer

     This statement relates to the common stock ("Shares") of Bay View Capital Corporation ("Bay View"), located at 1840 Gateway Drive, San Mateo, CA 94404.

Item 2.     Indentity and Background

     FLRT, Inc.   ("FLRT") is a California  corporation whose principle business address is 1888 Century Park East, Suite 350, Los Angeles, CA 90067. FLRT's principle business consists of holding Shares.

     Wayne L. Knyal, 1888 Century Park East, Suite 350, Los Angeles, CA 90067 is a director of Bay View and the President of a subsidiary of Bay View, Bay View Franchise Mortgage Acceptance Company ("New FMAC"), 1888 Century Park East, Suite 350, Los Angeles, CA 90067, whose principal business is originating and servicing loans to small businesses. Mr. Knyal is also the President and sole director of FLRT and owns 85% of the voting stock of FLRT. Mr. Knyal is a U.S. citizen.

     The only other officer of FLRT is its Secretary, Mrs. Carol Knyal, a U.S. citizen and the spouse of Mr. Knyal (collectively, the "Knyals").

     Neither FLRT nor either of the Knyals has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither FLRT nor either of the Knyals has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

     FLRT acquired its Shares through the conversion of 5,946,711 previously held shares of the common stock of Franchise Mortgage Acceptance Company ("FMAC") in connection with the merger (the "Merger") of FMAC into Bay View.

Item 4.     Purpose of Transaction

     FLRT involuntarily acquired its Shares pursuant to the Merger. Depending on market conditions, FLRT and/or the Knyals may from time to time sell or purchase Shares. As a director of Bay View, Mr. Knyal will participate in the evaluation of any plans or proposals which come before Bay View's Board. Except as set forth above neither FLRT nor either of the Knyals have any plans or proposals reportable under Item 4.

Item 5.     Interest in the Securities of the Issuer

     On November 1, 1999 FLRT acquired 3,237,422 Shares (9.9% of the outstanding Shares) pursuant to the Merger. FLRT has sole voting and dispositive power over all its Shares.

     Except as set forth above, FLRT and the Knyals neither own any Shares nor have effected any transaction in the Shares during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     Pursuant to his employment agreement with New FMAC, Mr. Knyal was granted, as of November 1, 1999, options to purchase 75,000 Shares, none of which is currently exercisable. The exercise price of the options is equal to the fair market value of one Share on November 1, 1999. The options are scheduled to vest 30% on November 1, 2000; 30% on November 1, 2001; and 40% on November 1, 2002, subject to certain conditions and other provisions of his employment agreement.

     Except  as  set  forth  above,   there  are  no  contracts,   arrangements,
understandings or relationships between FLRT or either of the Knyals and any person with respect to any Shares.

     The Los Angeles County Superior Court has granted certain plaintiffs a $32.3 million judgement against FLRT and Mr. Knyal, and an order which restricts the encumbrance or transfer of FLRT's Shares. FLRT and Mr. Knyal are currently appealing that judgment. If their appeal is unsucessful and if they are unable to satisfy the judgment in cash, the court may award a portion of FLRT's Shares to the plaintiffs.

Item 7. Material to be Filed as Exhibits

     Joint Filing Statement

                                     5 of 6

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 31, 1999                          /s/ Wayne R. Knyal
       ------------------                         ------------------------------
                                                  Wayne R. Knyal


                                                  FLRT, Inc.

Date:  December 31, 1999                      By: /s/ Wayne R. Knyal
       ------------------                         ------------------------------
                                                  Wayne R. Knyal
                                                  President

                                     6 of 6

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                                                                      Exhibit
                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13D

     Wayne L. Knyal and FLRT,  Inc.,  hereby  agree to jointly  file a report on
Schedule 13D pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, relating to FLRT's ownership of shares of Bay View Capital Corporation.

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed in their behalf this 31st day of December, 1999.

                                             FLRT, INC.
                                             a California corporation


                                             /s/Wayne L. Knyal
                                             -----------------------------------
                                             By:  Wayne L. Knyal
                                                  President



                                             /s/Wayne L. Knyal
                                             -----------------------------------
                                             Wayne L. Knyal